Unusual Whales Subversive Democratic Trading ETF Unusual Whales Subversive Republican Trading ETF (together, the “Target Funds”),
Each a series of Series Portfolios Trust

October 9, 2024

Dear Shareholder,

As a shareholder in one or more of the above Target Funds, you received a proxy communication via e-mail or a proxy statement and proxy card(s) in the mail in connection with the Special Meeting of Shareholders to be held on December 4, 2024.
Shareholders are being asked to vote on an Agreement and Plan of Reorganization (the “Plan”) of your Target Fund.
After careful consideration of the proposed Reorganizations, the Board of Trustees of the Series Portfolios Trust unanimously recommends that you vote “FOR” the Proposals to approve the Plan. It is important that you exercise your right to vote. Please take a moment to sign, date and mail the enclosed proxy card in the pre- paid envelope or follow the instructions below to vote by internet or telephone.
How will the Proposals affect my investment?

➢	The fees and expenses you pay as a shareholder of a Target Fund are expected to decrease.
➢	Tidal Investments LLC and its Portfolio Managers will continue be the investment managers.
➢	The investment objective and strategies will be the same.
Each Fund has a unique combination of retail and institutional investors. You and your fellow shareholders will have a substantial positive impact on the vote if you act early. Please see voting instructions below:

Vote by Phone by calling +1 (888) 372-8265 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.

:	Vote by Internet by visiting the internet address on the enclosed card and following the instructions.
*	Vote by Mail by completing, signing, and dating the enclosed card and returning it in the enclosed prepaid return envelope.
If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions at +1 (888) 372-8265. Please note that a representative may call you to assist in voting.

Sincerely,
/s/ Ryan L. Roell
President, series portfolios trust